# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FIRST US BANCSHARES, INC., CIK 0000717806
CUSIP: 33744V103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3291 U.S. HIGHWAY 280, 3291 U.S. HIGHWAY 280, BIRMINGHAM, Alabama (AL), 35243
Date of event which requires filing of this statement: 03/28/2025
Amends the filing with accession number 0001654954-24-000245
Filed by CIK 0000901213
Persons authorized to receive notices and communications: Charles C. Anderson, 202 North Court Street, Florence, Alabama (AL), 35630, (256) 766-3640

## Reporting persons
- ANDERSON CHARLES C (CIK 0000901213): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 192,276; sole dispositive power 0; shared dispositive power 192,276; aggregate amount beneficially owned 192,276 (3.3% of the class)
  Comment: Notes for Section (13): Calculated in the manner set forth in Item 5.
  Percentage based on outstanding shares as of March 12, 2025, provided by Issuer.
- Harold M. Anderson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 142,500; shared voting power 0; sole dispositive power 142,500; shared dispositive power 0; aggregate amount beneficially owned 142,500 (2.5% of the class)
  Comment: Notes for Section (13):Calculated in the manner set forth in Item 5.
  Percentage based on outstanding shares as of March 12, 2025, provided by Issuer.
- Terrence Anderson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 40,801; shared voting power 0; sole dispositive power 40,801; shared dispositive power 0; aggregate amount beneficially owned 40,801 (0.7% of the class)
  Comment: Notes for Section (13):Calculated in the manner set forth in Item 5. Less than 1%. Percentage based on outstanding shares as of March 12, 2025, provided by Issuer.
- Anderson CBP LLC: type of reporting person: other (OO); citizenship or place of organization: Alabama (AL); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 192,276; sole dispositive power 0; shared dispositive power 192,276; aggregate amount beneficially owned 192,276 (3.3% of the class)
  Comment: Notes for Section (13): Calculated in the manner set forth in Item 5.
  Percentage based on outstanding shares as of March 12, 2025, provided by Issuer.
  
  Notes for Section (14): Limited Liability Company

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: FIRST US BANCSHARES, INC.
Address of issuer's principal executive offices: 3291 U.S. HIGHWAY 280, 3291 U.S. HIGHWAY 280, BIRMINGHAM, Alabama (AL), 35243
Comment: This Amendment No. 1 to Schedule 13D is dated as of, and filed with the Securities and Exchange Commission on, April 21, 2025. This Amendment No.1 to Schedule 13D (the "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of First US Bancshares, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3291 U.S. Highway 280, Birmingham, AL 35243.

## Item 2. Identity and Background
Name of person filing: This Statement is being filed jointly by Charles C. Anderson, Harold M. Anderson, Terrence Anderson (collectively the "Reporting Persons"), and Anderson CBP LLC ("Reporting Entity").
Residence or business address: The business address of Charles C. Anderson is 202 North Court Street, Florence, Alabama 35630. The business address of Harold M. Anderson is 3101 Clairmont Road, Suite C, Atlanta, GA 30329. The business address of Terrence Anderson is 4511 Helton Drive, Florence, AL 35630. The business address of Anderson CBP LLC is 202 North Court Street, Florence, AL 35630.
Present principal occupation or employment: The principal occupation of Charles C. Anderson is Managing Member of Anderson & Anderson, LLC. The principal occupation of Harold M. Anderson is Chief Executive Officer of Anderson Press, Inc., a specialty book publishing company. The principal occupation of Terrence Anderson is Chief Executive Officer of American Promotional Events, a fireworks importer and distributor.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor any executive officer of the Reporting Entity has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See Item 2(d).
Citizenship: Each of the Reporting Persons is a citizen of the United States. The Reporting Entity is a limited liability company organized under the laws of the State of Alabama. Charles C. Anderson is the sole member, sole manager, and only executive officer of Reporting Entity.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons and Reporting Entity, who are beneficial owners of Common Stock of the Issuer are filing this Schedule 13D to report the acquisition of beneficial ownership of the Issuer's Common Stock since the filing of the original Schedule 13D on January 5, 2024. All purchases were funded with cash on hand or personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction: The securities of the Issuer acquired by the Reporting Persons and Reporting Entity were acquired for investment purposes. Depending upon market conditions and other factors that each of the Reporting Persons and the Reporting Entity may deem material to his or its investment decision, such Reporting Person or Reporting Entity may make purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. The Reporting Persons or Reporting Entity may from time to time review or reconsider their respective positions with respect to the Issuer or formulate plans or proposals with respect to any matter referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, but have no present intention of doing so.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Charles C. Anderson has beneficial ownership of 192,276 shares of Common Stock, Harold M. Anderson has beneficial ownership of 142,500 shares of Common Stock, Terrence Anderson has beneficial ownership of 40,801 shares of Common Stock, and Anderson CBP LLC has beneficial ownership of 192,276 shares.

Charles C. Anderson has shared power to vote and shared power to dispose of 192,276 shares of Common Stock (representing 3.3% of the outstanding Common Stock). Harold M. Anderson has sole power to vote and sole power to dispose of 142,500 shares of Common Stock (representing 2.5% of the outstanding Common Stock). Terrence Anderson has sole power to vote and sole power to dispose of 40,801 shares of Common Stock (representing 0.7% of the outstanding Common Stock). Anderson CBP LLC has shared power to vote and shared power to dispose of 192,276 shares of Common Stock (representing 3.3% of the outstanding Common Stock).

Within the last 60 days, the Reporting Persons have made the following purchases: (1) Charles C. Anderson and Anderson CBP LLC purchased 13,648 shares on 3/18/2025, 1,312 shares on 4/11/2025, 581 shares on 4/14/2025, 27 shares on 4/15/2025 and 356 shares on 4/16/2025, (2) Harold M. Anderson purchased 156 shares on 3/18/2025, 271 shares on 3/25/2025, 557 shares on 3/26/2025, 164 shares on 3/27/2025, 3,484 shares on 3/28/2025, 2,636 shares on 3/31/2025, 36 shares on 4/3/2025 and 2,696 shares on 4/4/2025, and (3) Terrence Anderson purchased 10,000 shares on 3/18/2025.

The aggregate beneficial ownership of all Reporting Persons and the Reporting Entity is 375,577 shares of Common Stock, constituting 6.5% of the outstanding class.

Percentages set forth in this Item 5 are based on 5,752,262 shares of Common Stock outstanding as of March 12, 2025, as reported in the Issuer's Proxy Statement for its 2025 Annual Meeting of Shareholders filed with the SEC on March 27, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: See Item 5(a).
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on January 5, 2024).

## Signatures
- ANDERSON CHARLES C: /s/ Charles C. Anderson, Charles C. Anderson (04/21/2025)
- Harold M. Anderson: /s/ Harold M. Anderson, Harold M. Anderson (04/21/2025)
- Terrence Anderson: /s/ Terrence Anderson, Terrence Anderson (04/21/2025)
- Anderson CBP LLC: /s/ Charles C. Anderson, Sole Member and Manager (04/21/2025)